UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35216

UTSTARCOM, INC.*

(Exact name of registrant as specified in its charter)

52-2 Building, BDA International Enterprise Avenue

No. 2 Jingyuan North Street

Daxing District

Beijing 100176

People’s Republic of China

+ 86 (10) 8520-5588

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00125 par value per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note

*This Form 15 relates solely to the reporting obligations of UTStarcom, Inc., which is a wholly owned subsidiary of UTStarcom Holdings Corp., under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of UTStarcom Holdings Corp. under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, UTStarcom Holdings Corp., a Cayman Islands company, as successor to UTStarcom, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 8, 2011	By:	/s/ EDMOND CHENG
		Name:	Edmond Cheng
		Title:	Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.